As filed with the Securities and Exchange Commission on March 7, 2024

Securities Act File No. 333-276127

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☑

Pre-Effective Amendment No. [ ]

Post-Effective Amendment No. 1☒

UBS SERIES FUNDS

(Exact Name of Registrant as Specified in Charter)

787 Seventh Avenue

New York, New York 10019

(Address of Principal Executive Offices) (Zip Code)

(888) 793-8637

(Registrant’s Area Code and Telephone Number)

Keith A. Weller, Esq.

UBS Asset Management (Americas) LLC

One North Wacker Drive

Chicago, Illinois 60606

(Name and Address of Agent for Service)

With copies to:

Stephen H. Bier, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Approximate Date of Proposed Public Offering:

As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective immediately pursuant to Rule 462(b) under the Securities Act of 1933, as amended.

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 of UBS Series Funds is being made for the purpose of filing the final and executed Agreement and Plan of Reorganization, Exhibit 4(a), and tax opinion, Exhibit (12)(a), to Part C of the Registration Statement. No information contained in Parts A or B of the Information Statement/Prospectus and Statement of Additional Information electronically filed with the SEC on January 22, 2024 pursuant to Rule 488 under the Securities Act of 1933, as amended (Accession No. 0001193125-24-011943), which are incorporated herein by reference in their entirety, is amended, deleted or superseded hereby.

PART C

OTHER INFORMATION

Item 15. Indemnification

Section 2 of Article IX of the Trust Instrument, as amended (“Trust Instrument”), “Indemnification,” provides that the appropriate series of the Registrant will indemnify the trustees and officers of the Registrant to the fullest extent permitted by law against claims and expenses asserted against or incurred by them by virtue of being or having been a trustee or officer; provided that no such person shall be indemnified where there has been an adjudication or other determination, as described in Article IX, that such person is liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, or did not act in good faith in the reasonable belief that his action was in the best interest of the Registrant. Section 2 of Article IX also provides that the Registrant may maintain insurance policies covering such rights of indemnification.

Additionally, “Limitation of Liability” in Section 1 of Article IX of the Trust Instrument provides that the trustees or officers of the Registrant shall not be personally liable to any person extending credit to, contracting with or having a claim against the Registrant or a particular series; and that, provided they have exercised reasonable care and have acted under the reasonable belief that their actions are in the best interest of the Registrant, the trustees and officers shall not be liable for neglect or wrongdoing by them or by any officer, agent, employee, investment advisor or independent contractor of the Registrant.

Section 9 (except as otherwise noted) of each (i) Investment Advisory and Administration Contract with respect to UBS Liquid Assets Government Fund; (ii) Section 8 of the Administration Contract with respect to UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, UBS Select Prime Preferred Fund, UBS Tax-Free Reserves Fund, UBS Select Treasury Preferred Fund, UBS Tax-Free Preferred Fund, UBS Prime Reserves Fund, UBS Prime Preferred Fund, UBS Select Government Institutional Fund, UBS Select Government Preferred Fund, UBS Select 100% US Treasury Institutional Fund, UBS Select 100% US Treasury Preferred Fund, and Cantor Fitzgerald Government Money Market Fund; (iii) Section 8 of the Administration Contract with respect to UBS RMA Government Money Market Fund; (iv) Management Contract for Limited Purpose Cash Investment Fund; and (v) Section 11 of the Investment Advisory and Administration Contract with respect to UBS Ultra Short Income Fund (each, an “Advisory/Administration Contract”), with UBS Asset Management (Americas) LLC (formerly, UBS Asset Management (Americas) Inc.) (“UBS AM”) provides that UBS AM shall not be liable for any error of judgment or mistake of law or for any loss suffered by any series (“Fund”) of the Registrant in connection with the matters to which the Advisory/Administration Contract relates, except for a loss resulting from the willful misfeasance, bad faith, or gross negligence of UBS AM in the performance of its duties or from its reckless disregard of its obligations and duties under the Advisory/Administration Contract. Section 10, 11, or 12 of each Advisory/Administration Contract provides that the Trustees shall not be liable for any obligations of the Trust or any series under the Advisory/Administration Contract and that UBS AM shall look only to the assets and property of the Registrant in settlement of such right or claim and not to the assets and property of the trustees.

Section 9 of each Principal Underwriting Contract or Distribution Contract provides that the Trust will indemnify UBS Asset Management (US) Inc. (formerly, UBS Global Asset Management (US) Inc.) (“UBS AM (US)”) and its officers, directors and controlling persons against all liabilities arising from any alleged untrue statement of material fact in the Registration Statement or from any alleged omission to state in the Registration Statement a material fact required to be stated in it or necessary to make the statements in it, in light of the circumstances under which they were made, not misleading, except insofar as liability arises from untrue statements or omissions made in reliance upon and in conformity with information furnished by UBS AM (US) to the Trust for use in the Registration Statement; and provided that this indemnity agreement shall not protect any such persons against liabilities arising by reason of their bad faith, gross negligence or willful misfeasance; and shall not inure to the benefit of any such persons unless a court of competent jurisdiction or controlling precedent determines that such result is not against public policy as expressed in the Securities Act of 1933, as amended (the “1933 Act”). Section 9 of each Principal Underwriting Contract or Distribution Contract also provides that UBS AM (US) agrees to indemnify, defend and hold the Trust, its officers and trustees free and harmless of any claims arising out of any alleged untrue statement or any alleged omission of material fact contained in information furnished by UBS AM (US) for use in the Registration Statement or arising out of an agreement between UBS AM (US) and any retail dealer, or arising out of supplementary literature or advertising used by UBS AM (US) in connection with the Contract.

Section 15 or 16 of each Principal Underwriting Contract and Section 10 of the Distribution Contract contain provisions similar to Section 10, 11, or 12 of the Advisory/Administration Contracts, with respect to UBS AM (US).

Section 9, 14, or 15 of each Dealer Agreement, and Section 12 of the Mutual Fund Account Administration Agreement, contains provisions similar to those of Section 9 of the Principal Underwriting Contract or Distribution Contract with respect to the applicable dealer.

The Exclusive Placement Agent Agreement contains provisions similar to those of Section 9 of the Principal Underwriting Contract or Distribution Contract with respect to the applicable dealer.

Insofar as indemnification for liabilities arising under the 1933 Act may be provided to trustees, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

The following exhibits are incorporated by reference to the Registrant’s previously filed registration statements on Form N-1A, indicated below, except as noted:

(1)	Copies of the charter of the Registrant as now in effect:

(a)	Trust Instrument 1/

(b)	Amendment to Trust Instrument effective July 28, 1999 2/

(c)	Amendment to Trust Instrument effective May 9, 2001 3/

(d)	Certificate of Amendment to the Certificate of Trust effective May 9, 2001 3/

(e)	Amendment to Trust Instrument effective April 8, 2002 4/

(f)	Amendment to Trust Instrument effective March 15, 2004 5/

(g)	Amendment to Trust Instrument effective August 28, 2007 6/

(h)	Amendment to Trust Instrument effective October 6, 2008 7/

(i)	Certificate of Amendment to Trust Instrument effective May 20, 2015 8/

(j)	Amendment to Trust Instrument effective October 16, 2015 9/

(k)	Amendment to Trust Instrument effective December 30, 2015 10/

(l)	Amendment to Trust Instrument effective April 15, 2016 11/

(m)	Amendment to Trust Instrument effective August 26, 2016 12/

(n)	Amendment to Trust Instrument effective October 27, 2016 13/

(o)	Certificate of Amendment to the Certificate of Trust effective March 9, 2018 14/

(p)	Amendment to Trust Instrument effective March 9, 2018 14/

(q)	Amendment to Trust Instrument effective October 14, 2019 15/

(r)	Amendment to Trust Instrument effective December 19, 2019 15/

(s)	Amendment to Trust Instrument effective September 27, 2023 16/

(2)	Copies of the existing bylaws or corresponding instruments of the Registrant

(a)	By-Laws 1/

(b)	Certificate of Amendment to By-Laws dated December 19, 2001 4/

(c)	Certificate of Amendment to By-Laws dated February 15, 2002 4/

(d)	Certificate of Amendment to By-Laws effective November 15, 2006 17/

(e)	Certificate of Amendment to By-Laws effective February 13, 2008 18/

(f)	Certificate of Amendment to By-Laws effective May 6, 2009 19/

(g)	Certificate of Amendment to By-Laws effective February 10, 2010 20/

(h)	Certificate of Amendment to By-Laws effective March 9, 2018 14/

(3)	Copies of any voting trust agreement affecting more than 5 percent of any class of equity securities of the Registrant:

Not applicable.

(4)	Copies of the agreement of acquisition, reorganization, merger, liquidation and any amendments to it:

(a)	Agreement and Plan of Reorganization (filed herewith)

(5)

Copies of all instruments defining the rights of holders of the securities being registered, including copies, where applicable, of the relevant portion of the articles of incorporation or by-laws of the Registrant:

(a)	Instruments defining the rights of holders of Registrant’s shares of beneficial interest 21/

(6)	Copies of all investment advisory contracts relating to the management of the assets of the Registrant:

(a)	Investment Advisory and Administration Contract with respect to UBS Liquid Assets Government Fund (formerly, UBS Liquid Assets Fund) 22/

(b)	Master Transfer and Novation Contract with respect to Investment Advisory and Administration Contract, dated as of April 1, 2006 23/

(c)	Management Contract with respect to Limited Purpose Cash Investment Fund 24/

(d)	Investment Advisory and Administration Contract with respect to UBS Ultra Short Income Fund 25/

(7)	Copies of each underwriting or distribution contract between the Registrant and a principal underwriter, and specimens or copies of all agreements between principal underwriters and dealers:

(a)	Principal Underwriting Contract for UBS Select Prime Institutional Fund (formerly, UBS Select Money Market Fund) 3/

(b)	Principal Underwriting Contract for UBS Select Treasury Institutional Fund (formerly, UBS Select Treasury Fund) 5/

(c)	Distribution Contract for UBS Liquid Assets Government Fund (formerly, UBS Liquid Assets Fund) 22/

(d)	Principal Underwriting Contract for UBS Ultra Short Income Fund 25/

(e)	Dealer Agreement between UBS Asset Management (US) Inc.* and UBS Financial Services Inc. with respect to UBS Liquid Assets Government Fund (formerly, UBS Liquid Assets Fund) 22/

(f)	Dealer Agreement between UBS Asset Management (US) Inc.* and UBS Financial Services Inc. with respect to UBS Select Prime Institutional Fund (formerly, UBS Select Money Market Fund) 3/

(g)

Amendment to Dealer Agreement between UBS Asset Management (US) Inc.* and UBS Financial Services Inc. to add UBS Tax-Free Reserves Fund (formerly, UBS Select Tax-Free Institutional Fund), UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund, and UBS Tax-Free Preferred Fund (formerly, UBS Select Tax-Free Preferred Fund) 6/

(h)

Mutual Fund Account Administration Agreement with respect to UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, and UBS Tax-Free Reserves Fund (formerly, UBS Select Tax-Free Institutional Fund) 26/

(i)

Amendment to Schedule B to Mutual Fund Account Administration Agreement with respect to UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, and UBS Tax-Free Reserves Fund (formerly, UBS Select Tax-Free Institutional Fund) 26/

(j)

Amendment to Mutual Fund Account Administration Agreement with respect to UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, and UBS Tax-Free Reserves Fund (formerly, UBS Select Tax-Free Institutional Fund) 26/

(k)

Amendment to Dealer Agreement between UBS Asset Management (US) Inc.* and UBS Financial Services Inc. with respect to UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, UBS Tax-Free Reserves Fund (formerly, UBS Select Tax-Free Institutional Fund), UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund and UBS Tax-Free Preferred Fund (formerly, UBS Select Tax-Free Preferred Fund) 20/

(l)	Amendment to Dealer Agreement between UBS Asset Management (US) Inc. and UBS Financial Services Inc. to add UBS Prime Preferred Fund and UBS Prime Reserves Fund 27/

(m)	Amendment to Dealer Agreement between UBS Asset Management (US) Inc. and UBS Financial Services Inc. to add UBS Select Government Preferred Fund and UBS Select Government Institutional Fund 12/

(n)

Selected Dealer Agreement between UBS Asset Management (US) Inc.* and Treasury Curve LLC with respect to UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, UBS Tax-Free Reserves Fund (formerly, UBS Select Tax-Free Institutional Fund), UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund and UBS Tax-Free Preferred Fund (formerly, UBS Select Tax-Free Preferred Fund) 20/

(o)	Dealer Agreement between UBS Asset Management (US) Inc. and UBS Financial Services Inc. with respect to UBS RMA Government Money Market Fund 12/

(p)	Form of Amendment to Selected Dealer Agreement between UBS Asset Management (US) Inc. and various financial intermediaries 12/

(q)

Form of Selected Dealer Agreement between UBS Asset Management (US) Inc. and various financial intermediaries with respect to UBS Select Prime Institutional Fund, UBS Select Government Institutional Fund, UBS Select Treasury Institutional Fund, UBS Tax-Free Reserves Fund, UBS Select Prime Preferred Fund, UBS Select Government Preferred Fund, UBS Select Treasury Preferred Fund, and UBS Tax-Free Preferred Fund 15/

(r)	Form of Selected Dealer Agreement between UBS Asset Management (US) Inc. and various financial intermediaries with respect to Class A shares and Class P shares of UBS Ultra Short Income Fund 25/

(s)	Form of Selected Dealer Agreement between UBS Asset Management (US) Inc. and various financial intermediaries with respect to Class I shares of UBS Ultra Short Income Fund 25/

(t)	Dealer Agreement between UBS Asset Management (US) Inc. and CF Secured, LLC with respect to Cantor Fitzgerald Government Money Market Fund 16/

(8)

Copies of all bonus, profit sharing, pension or other similar contracts or arrangements wholly or partly for the benefit of trustees or officers of the Registrant in their capacity as such. Furnish a reasonably detailed description of any plan that is not set forth in a formal document:

None.

(9)

Copies of all custodian agreements and depository contracts Section 17(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), for securities and similar investments of the Registrant, including the schedule of remuneration:

(a)	Custodian Contract with State Street Bank and Trust Company for UBS Liquid Assets Government Fund (formerly, UBS Liquid Assets Fund) 21/

(b)	Letter Agreement making Custody Contract with State Street Bank and Trust Company applicable to UBS Select Prime Institutional Fund (formerly, UBS Select Money Market Fund) 28/

(c)	Amendment to the Custody Contract with State Street Bank and Trust Company to include UBS Select Treasury Institutional Fund (formerly, UBS Select Treasury Fund) 5/

(d)

Amendment to the Custody Contract with State Street Bank and Trust Company to include UBS Tax-Free Reserves Fund (formerly, UBS Select Tax-Free Institutional Fund), UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund, and UBS Tax-Free Preferred Fund (formerly, UBS Select Tax-Free Preferred Fund) 19/

(e)	Amendment to the Custody Contract with State Street Bank and Trust Company to include UBS Prime Preferred Fund and UBS Prime Reserves Fund 26/

(f)

Amendment to the Custody Contract with State Street Bank and Trust Company to include UBS Select Government Preferred Fund, UBS Select Government Institutional Fund and UBS RMA Government Money Market Fund 12/

(g)	Amendment to the Custody Contract with State Street Bank and Trust Company to include Limited Purpose Cash Investment Fund 24/

(h)	Amendment to the Custody Contract with State Street Bank and Trust Company to include UBS Ultra Short Income Fund 25/

(i)	Amendment to the Custody Contract with State Street Bank and Trust Company to include Cantor Fitzgerald Government Money Market Fund 29/

(10)

Copies of any plan entered into by Registrant pursuant to Rule 12b-1 under the 1940 Act and any agreements with any person relating to implementation of the plan, and copies of any plan entered into by Registrant pursuant to Rule 18f-3 under the 1940 Act, any agreement with any person relating to implementation of the plan, any amendment to the plan, and a copy of the portion of the minutes of the meeting of the Registrant’s trustees describing any action taken to revoke the plan:

(a)	Shareholder Services Plan Pursuant to Rule 12b-1 with respect to Class A shares of UBS Ultra Short Income Fund 25/

(b)	Multiple Class Plan Pursuant to Rule 18f-3 for UBS Ultra Short Income Fund 14/

(c)	Shareholder Services Plan with respect to UBS RMA Government Money Market Fund 27/

(d)	Shareholder Services Plan and Agreement with respect to Cantor Fitzgerald Government Money Market Fund 16/

(11)	An opinion and consent of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable:

(a)	Opinion and Consent of Dechert LLP regarding the validity of the shares to be issued by the Registrant 30/

(12)

An opinion and consent to their use, of counsel or, in lieu of an opinion a copy of the revenue ruling from the Internal Revenue Service, supporting tax matters and consequences to shareholders discussed in the prospectus:

(a)	Opinion and Consent of Dechert LLP with respect to certain tax consequences relating to the Agreement and Plan of Reorganization (filed herewith)

(13)	Copies of all material contracts of the Registrant not made in the ordinary course of business which are to be performed in whole or in part on after the date of the filing the registration statement:

(a) (i)	Transfer Agency and Services Agreement for UBS Select Prime Institutional Fund (formerly, UBS Select Money Market Fund) 2/

(ii)	Transfer Agency and Related Services Agreement for UBS Liquid Assets Government Fund (formerly, UBS Liquid Assets Fund) 3/

(iii)	Amendment No. 1 to Transfer Agency and Services Agreement for UBS Select Prime Institutional Fund (formerly, UBS Select Money Market Fund) 28/

(iv)

Amendment No.  2 to the Transfer Agency and Services Agreement for UBS Select Prime Institutional Fund (formerly UBS Select Money Market Fund) and UBS Liquid Assets Government Fund (formerly, UBS Liquid Assets Fund) 31/

(v)

Amendment No.  3 to the Transfer Agency and Services Agreement with BNY Mellon Investment Servicing (U.S.) Inc. to include UBS Select Treasury Institutional Fund (formerly, UBS Select Treasury Fund) 31/

(vi)

Amendment No. 4 to the Transfer Agency and Services Agreement with BNY Mellon Investment Servicing (U.S.) Inc. to include UBS Tax-Free Reserves Fund (formerly, UBS Select Tax-Free Institutional Fund), UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund, and UBS Tax-Free Preferred Fund (formerly, UBS Select Tax-Free Preferred Fund) 19/

(vii)	Amendment No. 5 to the Transfer Agency and Services Agreement with BNY Mellon Investment Servicing (U.S.) Inc. to include UBS Select Treasury Capital Fund 32/

(viii)	Amendment No. 6 to the Transfer Agency and Services Agreement with BNY Mellon Investment Servicing (U.S.) Inc. to include UBS Prime Preferred Fund and UBS Prime Reserves Fund 12/

(ix)

Amendment No. 7 to the Transfer Agency and Services Agreement with BNY Mellon Investment Servicing (U.S.) Inc. to include UBS Select Government Preferred Fund, UBS Select Government Institutional Fund and UBS Select Government Capital Fund 12/

(x)	Transfer Agency and Related Services Agreement 33/

(xi)	Amendment to the Transfer Agency Agreement 34/

(xii)

Adoption and Amendment Agreement with BNY Mellon Investment Servicing (U.S.) Inc. for UBS RMA Government Money Market Fund relating to the Transfer Agency and Related Services Agreement and Amendment to the Transfer Agency Agreement 13/

(xiii)	Amendment No. 8 to the Transfer Agency and Services Agreement with BNY Mellon Investment Servicing (U.S.) Inc. to include Limited Purpose Cash Investment Fund 24/

(xiv)	Amendment No. 9 to the Transfer Agency and Services Agreement with BNY Mellon Investment Servicing (U.S.) Inc. to include UBS Ultra Short Income Fund 35/

(b)

Amended and Restated Administration Contract for UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, UBS Tax-Free Reserves Fund (formerly, UBS Select Tax-Free Institutional Fund), UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund, UBS Tax-Free Preferred Fund (formerly, UBS Select Tax-Free Preferred Fund), UBS Prime Reserves Fund, UBS Prime Preferred Fund, UBS Select Government Institutional Fund, and UBS Select Government Preferred Fund 15/

(c)	Amended and Restated Administration Contract with respect to UBS RMA Government Money Market Fund 15/

(d)	Administration Contract for Cantor Fitzgerald Government Money Market Fund 16/

(e)	Shareholder Services Plan with respect to UBS RMA Government Money Market Fund 27/

(f)	Shareholder Services Plan and Agreement with respect to Cantor Fitzgerald Government Money Market Fund 16/

(g)	(i)	Fee Waiver and Expense Reimbursement Agreement with respect to UBS Select Prime Preferred Fund, UBS Select Government Preferred Fund, UBS Select Treasury Preferred Fund, UBS Prime Preferred Fund and UBS Tax-Free Preferred Fund 36/

	(ii)	Fee Waiver Agreement with respect to Limited Purpose Cash Investment Fund 37/

	(iii)	Fee Waiver and Expense Reimbursement Agreement with respect to UBS Ultra Short Income Fund 36/

	(iv)	Amendment to the Fee Waiver Agreement with respect to UBS Select Prime Preferred Fund, UBS Select Government Preferred Fund, UBS Select Treasury Preferred Fund, UBS Prime Preferred Fund and UBS Tax-Free Preferred Fund 38/

(h)	Exclusive Placement Agent Agreement with respect to Limited Purpose Cash Investment Fund 24/

(i) (i)	Service Agreement with State Street Bank and Trust Company, dated as of May 31, 2018 39/

(ii)	Amendment to Service Agreement with State Street Bank and Trust Company to include Cantor Fitzgerald Government Money Market Fund 29/

(14)	Copies of any other opinions, appraisals or rulings, and consents to their use relied on in preparing the registration statement and required by Section 7 of the 1933 Act:

(a)	Consent of Independent Registered Public Accounting Firm 30/

(15)	All financial statements omitted pursuant to Item 14(a)(1):

None.

(16)	Manually signed copies of any power of attorney pursuant to which the name of any person has been signed to the registration statement:

(a)	Powers of Attorney 30/

(17)	Any additional exhibits which the Registrant may wish to file:

(a)	Code of Ethics for Registrant, UBS Asset Management (Americas) LLC (formerly, UBS Asset Management (Americas) Inc.) (investment advisor) and UBS Asset Management (US) Inc. (principal underwriter) 35/

*	Formerly known as UBS Global Asset Management (US) Inc.

1/ Incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-52965, filed July 29, 1998.

2/ Incorporated by reference from Post-Effective Amendment No. 3 to the Registrant’s registration statement, SEC File No. 333-52965, filed September 1, 1999.

3/ Incorporated by reference from Post-Effective Amendment No. 10 to the Registrant’s registration statement, SEC File No. 333-52965, filed August 29, 2001.

4/ Incorporated by reference from Post-Effective Amendment No. 11 to the Registrant’s registration statement, SEC File No. 333-52965, filed April 30, 2002.

5/ Incorporated by reference from Post-Effective Amendment No. 16 to the Registrant’s registration statement, SEC File No. 333-52965, filed April 28, 2004.

6/ Incorporated by reference from Post-Effective Amendment No. 22 to the Registrant’s registration statement, SEC File No. 333-52965, filed August 28, 2007.

7/ Incorporated by reference from Post-Effective Amendment No. 26 to the Registrant’s registration statement, SEC File No. 333-52965, filed October 3, 2008.

8/ Incorporated by reference from Post-Effective Amendment No. 40 to the Registrant’s registration statement, SEC File No. 333-52965, filed August 27, 2015.

9/ Incorporated by reference from Post-Effective Amendment No. 42 to the Registrant’s registration statement, SEC File No. 333-52965, filed October 16, 2015.

10/ Incorporated by reference from Post-Effective Amendment No. 44 to the Registrant’s registration statement, SEC File No. 333-52965, filed December 30, 2015.

11/ Incorporated by reference from Post-Effective Amendment No. 50 to the Registrant’s registration statement, SEC File No. 333-52965, filed June 23, 2016.

12/ Incorporated by reference from Post-Effective Amendment No. 52 to the Registrant’s registration statement, SEC File No. 333-52965, filed August 26, 2016.

13/ Incorporated by reference from Amendment No. 55 to the Registrant’s registration statement, SEC File No. 811-08767, filed November 16, 2016.

14/ Incorporated by reference from Post-Effective Amendment No. 56 to the Registrant’s registration statement, SEC File No. 333-52965, filed March 9, 2018.

15/ Incorporated by reference from Post-Effective Amendment No. 65 to the Registrant’s registration statement, SEC File No. 333-52965, filed December 23, 2019.

16/ Incorporated by reference from Post-Effective Amendment No. 74 to the Registrant’s registration statement, SEC File No. 333-52965, filed December 20, 2023.

17/ Incorporated by reference from Post-Effective Amendment No. 21 to the Registrant’s registration statement, SEC File No. 333-52965, filed June 14, 2007.

18/ Incorporated by reference from Post-Effective Amendment No. 23 to the Registrant’s registration statement, SEC File No. 333-52965, filed June 27, 2008.

19/ Incorporated by reference from Post-Effective Amendment No. 27 to the Registrant’s registration statement, SEC File No. 333-52965, filed August 27, 2009.

20/ Incorporated by reference from Post-Effective Amendment No. 29 to the Registrant’s registration statement, SEC File No. 333-52965, filed August 27, 2010.

21/ Incorporated by reference from Articles IV, VI and X of Registrant’s Trust Instrument and from Articles VI and IX of Registrant’s By-Laws.

22/ Incorporated by reference from Post-Effective Amendment No. 8 to the Registrant’s registration statement, SEC File No. 333-52965, filed August 25, 2000.

23/ Incorporated by reference from Post-Effective Amendment No. 22 to the registration statement of PACE Select Advisers Trust, SEC File No. 33-87254, filed April 3, 2006.

24/ Incorporated by reference from Amendment No. 56 to the Registrant’s registration statement, SEC File No. 811-08767, filed August 25, 2017.

25/ Incorporated by reference from Post-Effective Amendment No. 61 to the Registrant’s registration statement, SEC File No. 333-52965, filed May 24, 2018.

26/ Incorporated by reference from Post-Effective Amendment No. 69 to the Registrant’s registration statement, SEC File No. 333-52965, filed August 27, 2021.

27/ Incorporated by reference from Post-Effective Amendment No. 48 to the Registrant’s registration statement, SEC File No. 333-52965, filed March 28, 2016.

28/ Incorporated by reference from Post-Effective Amendment No. 9 to the Registrant’s registration statement, SEC File No. 333-52965, filed April 12, 2001.

29/ Incorporated by reference from Post-Effective Amendment No. 76 to the Registrant’s registration statement, SEC File No. 333-52965, filed January 22, 2024.

30/ Incorporated by reference to the Registrant’s registration statement on Form N-14, SEC File No. 333-276127, filed December 18, 2023.

31/ Incorporated by reference from Post-Effective Amendment No. 17 to the Registrant’s registration statement, SEC File No. 333-52965, filed August 30, 2004.

32/ Incorporated by reference from Post-Effective Amendment No. 33 to the Registrant’s registration statement, SEC File No. 333-52965, filed June 29, 2012.

33/ Incorporated by reference from Post-Effective Amendment No. 31 to the registration statement of UBS RMA Money Fund Inc., SEC File No. 2-78309, filed August 28, 1998.

34/ Incorporated by reference from Post-Effective Amendment No. 58 to the registration statement of UBS Master Series, Inc., SEC File No. 33-2524, filed June 30, 2011.

35/ Incorporated by reference from Post-Effective Amendment No. 64 to the Registrant’s registration statement, SEC File No. 333-52965, filed August 28, 2018.

36/ Incorporated by reference from Amendment No. 71 to the Registrant’s registration statement, SEC File No. 333-52965, filed August 25, 2023.

37/ Incorporated by reference from Amendment No. 80 to the Registrant’s registration statement, SEC File No. 811-08767, filed August 24, 2023.

38/ Incorporated by reference from Amendment No. 90 to the Registrant’s registration statement, SEC File No. 811-08767, filed March 4, 2024.

39/ Incorporated by reference from Amendment No. 63 to the Registrant’s registration statement, SEC File No. 811-08767, filed August 24, 2018.

Item 17. Undertakings.

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the 1933 Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)

The undersigned Registrant agrees to file by Post-Effective Amendment the opinions and consents of counsel regarding the tax consequences of the proposed reorganizations required by Item 16(12) of Form N-14 within a reasonable time after receipt of such opinions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois, on the 7th day of March, 2024.

UBS SERIES FUNDS

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Alan S. Bernikow	Trustee and Chairman of the Board of Trustees	March 7, 2024
Alan S. Bernikow*

/s/ Richard R. Burt	Trustee	March 7, 2024
Richard R. Burt*

/s/ Bernard H. Garil	Trustee	March 7, 2024
Bernard H. Garil*

/s/ Heather R. Higgins	Trustee	March 7, 2024
Heather R. Higgins*

/s/ Joanne M. Kilkeary	Vice President, Treasurer and Principal Accounting Officer	March 7, 2024
Joanne M. Kilkeary*

/s/ Mark E. Carver	President	March 7, 2024
Mark E. Carver*

*

Signatures affixed by Stephen H. Bier pursuant to Power of Attorney dated December 7, 2023 and incorporated by reference to the Registrant’s registration statement on Form N-14, SEC File No. 333-276127, filed December 18, 2023.

SIGNATURES

Master Trust, on behalf of its series, Prime Master Fund, Treasury Master Fund, Tax-Free Master Fund, Prime CNAV Master Fund, and Government Master Fund, has duly caused this Registration Statement for UBS Series Funds to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois, on the 7th day of March, 2024.

MASTER TRUST, on behalf of its series, Prime Master Fund, Treasury Master Fund, Tax-Free Master Fund, Prime CNAV Master Fund, and Government Master Fund

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement for UBS Series Funds has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Alan S. Bernikow Alan S. Bernikow*	Trustee and Chairman of the Board of Trustees	March 7, 2024

/s/ Richard R. Burt Richard R. Burt*	Trustee	March 7, 2024

/s/ Bernard H. Garil Bernard H. Garil*	Trustee	March 7, 2024

/s/ Heather R. Higgins Heather R. Higgins*	Trustee	March 7, 2024

/s/ Joanne M. Kilkeary Joanne M. Kilkeary*	Vice President, Treasurer and Principal Accounting Officer	March 7, 2024

/s/ Mark E. Carver	President	March 7, 2024

Mark E. Carver*

*

Signatures affixed by Stephen H. Bier pursuant to Power of Attorney dated December 7, 2023 and incorporated by reference to the Registrant’s registration statement on Form N-14, SEC File No. 333-276127, filed December 18, 2023.

EXHIBIT INDEX

(4) (a)	Agreement and Plan of Reorganization

(12) (a)	Opinion and Consent of Dechert LLP with respect to certain tax consequences relating to the Agreement and Plan of Reorganization